MAIL STOP 0511

									January 14, 2005

Mr. Brian Power
President
Golden West Brewing Company, Inc.
945 West 2nd Street
Chico, CA  95928

Re:	Golden West Brewing Company, Inc.
Registration Statement on Form SB-2
File No. 333-121351
      Filed December 16, 2004

Dear Mr. Power,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please update your registration statement throughout in order to reflect the current status of the acquisition of the assets of Butte
Creek LLC, which we note from your disclosure was to have closed on
January 2, 2005, pending regulatory approval.
2. The file you submitted on EDGAR contains page references which have been left blank and the document itself is unpaginated. Please include page numbers as required by Item 502(a) of Regulation S-B and provide accurate page references throughout the prospectus.
3. The term "Company" is a vague, abstract term. Rather than use plain vanilla "Company" to refer to your company, use your actual company name or a shortened version of it throughout your document.
Prospectus Cover Page
4. We note the statement that the offering will remain open until all of the shares offered are sold or 90 days from the date of the prospectus. A prompt and continuous offering under Rule 415(a)(2) of
Regulation C may not extend beyond 2 years. Please revise your offering period accordingly.

Inside Front and Outside Back Cover Pages of Prospectus
5. In the table of contents, please indicate the page number of the various sections or subdivisions of the prospectus, as required by
Item 502 of Regulation S-B. Please also note that you must include the table of contents immediately following the cover page in any prospectus you deliver electronically.
6. Please include the Dealer Prospectus Delivery Obligations required by Item 502(b) of Regulation S-B.
Summary
7. Please include the complete mailing address for your company, including zip code.
8. Please reconcile the statement that regulatory approvals will be obtained within the next 60 days with your statement that you expect such approvals to be obtained by the scheduled closing date of January 2, 2005.
9. If the acquisition of Butte Creek Brewing Company LLC has not yet closed, please revise your disclosure throughout to state the time period within which the transaction must close or trigger Golden West
Brewing`s stated obligation to return all subscription amounts to investors, without deduction or interest.
10. We note the disclosure that "Once the minimum offering is sold, and subject to our having completed our acquisition of Butte Creek, the proceeds of the offering will be released from escrow and delivered to the Company. If the offering is terminated without achieving the minimum sale of 400,000 shares, or because we were unable to complete the acquisition of Butte Creek, all subscriptions will be returned to the investors, without deduction or interest." The Escrow Agreement does not appear to provide for the return of investors` funds in the event the acquisition does not close. Please advise or revise your disclosure accordingly.
11. Please revise the disclosure regarding the escrow arrangement to clearly state that if you are unable to raise the minimum, funds will be "promptly" returned to investors.

Pro Forma Capitalization Table

12. The column heading titled "Actual" may confuse investors, since
the column is based on pro forma information, assuming that the acquisition had been consummated. Please change the column heading to "Unadjusted" or another alternative caption.  Also, the
1,500,000
shares outstanding used in the "Actual" column are as of December
15,
2004, which is inconsistent with the September 30, 2004 date that was used to prepare the pro forma financial information. Please revise your disclosure to be consistent.
Risk Factors

13. Many of your risk factor subheadings only state facts and uncertainties. Please revise these subheadings to ensure that they reflect the material risks that you discuss in the text.
14. The second, fourth, thirteenth, and twentieth risk factors are generic risks that should be removed.
15. The risk to investors is unclear in the third risk factor. Please revise to clearly disclose the risk or remove.
16. Consider revising the twelfth risk factor subheading to indicate the seasonal nature of your business, as discussed in the narrative.
17. You should present as risk factors only those factors that represent a material risk to investors in this offering. Do not include risk factors that could apply to any issuer or to any other offering. Each factor must also explain how it applies to your company or your offering. For example, the sixth, sixteenth, twenty-first, twenty-eighth, thirtieth, thirty-third, and thirty-fourth risk factors are generic in nature. These risk factors should be revised, deleted, or moved to another section of the prospectus as appropriate.
18. To the extent possible, please avoid the generic conclusion that you make in several of your risk factors that the risk discussed would have a adversely affect your business or operations. Instead, replace this language with more specific disclosure of how your financial condition would be affected as well as putting the risk in context by making the magnitude of the risk clear. See risk factors
7, 10, 12, 14, 18, 20, 21, 23-32, and 34.
19. Please revise the sixteenth risk factor narrative to discuss the risk to the company and/or investors.
20. Please reconcile your statement in risk factor seventeen that you
"do not claim and do not believe that [you] can protect the recipes and formulas that [you] use in developing and manufacturing [your] craft beers" with your disclosure under "Trademarks and Intellectual
Property" that you protect all of your beer recipes with confidentiality and non-disclosure agreements.
21. Please reconcile your disclosure with respect to ownership/use of the trademark "Mt. Shasta Ale" in risk factor eighteen with that contained under the section heading "Trademarks and Intellectual Property." Does Golden West Brewing own such rights?
22. It appears that management lacks beer brewing experience or experience running brewing operations. Please add a risk factor or advise supplementally.
23. Consider combining risk factors twenty-six and thirty-four, as both discuss environmental regulations.
24. Please add a risk factor discussing the going concern raised in the independent auditor`s report.
25. We note the disclosure in the MD&A section that the company has pledged substantially all its assets to secure some notes. Please add a risk factor discussing the resulting risk to the company and investors.
Determination of Offering Price
26. Please combine the two sections entitled "Determination of Offering Price" contained in your prospectus and remove any duplicative disclosure.
Use of Proceeds
27. We note the allocation of proceeds to the repayment of debt. Please state the interest rate and maturity, and, if the debt was incurred within one year, describe the use of the proceeds of the debt, as required by Instruction 1 to Item 504 of Regulation S-B. Also, clearly disclose the amount of debt that will be repaid to officers, directors, or related parties.
28. Please add a column in the table showing the allocation of proceeds at the midpoint between the minimum and maximum offering amount. Provide similar revision to the dilution table.
29. Please provide more specificity concerning the line item
Working
Capital.  Your attention is directed to Item 504 Regulation S-B.
30. We note that working capital may be used to pay employee and officer salaries and benefits. Please disclose the amount of proceeds that will be paid to officers and directors.
31. We note the fifth risk factor stating management may change the use of proceeds from this offering. We also note the disclosure in this section that the use of proceeds are management`s best estimate, that the actual expenditures could vary considerably and "any reallocation of the net proceeds of the offering will be made at the discretion of our Board of Directors." You may reallocate your use of proceeds if you clearly discuss the circumstances that would require management to alter the use of proceeds from this offering and discuss alternatives to the currently stated used. Please refer to Instruction 7 to Item 504 of Regulation S-K for guidance. Dilution
32. In the first paragraph of this section, it appears the per share number should be $(.03) rather than $(0.3). In addition, please clarify how the dollar amount of $(51,248) was determined, based on the pro forma stockholders` deficit of $(48,025) and the $15,000 of capitalized offering costs.
Safe Harbor for Forward-Looking Statements
33. Please be advised that Section 27A of the Securities Act and
Section 21E of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that issue penny stock. In your next amendment, please either:
* delete any references to the Private Securities Litigation
Reform
Act; or
* make clear, each time you refer to the Private Securities Litigation Reform Act, that the safe harbor does not apply to your company.

Management`s Discussion and Analysis
34. We note the statement that after the acquisition you plan to expand capacity, increase sales and reduce operating losses. Please clearly disclose that there is no guarantee you will be able to achieve this plan.
35. Golden West Brewing should present the most important information most prominently. Consider providing an executive-level overview that provides context for the remainder of the discussion. The Management`s Discussion and Analysis ("MD&A") section is one of the most critical aspects of Form SB-2. As such, we ask that you revise this section to discuss the events, trends, risks and uncertainties that management views as mostly critical to the company`s revenues, financial position, liquidity, plan of operations, results of operations and any material commitments for capital expenditures and the expected sources of funds for such expenditures. For example, the overview should not simply be a repetition of the business description. In an effort to assist you in this regard, please refer to the Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350 (December 19, 2003) at
http://www.sec.gov/rules/inerp/33-
8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting. We remind you that the purpose of MD&A is to provide investors with information relevant to an assessment of the financial condition and results of operations of the registrant. This section must provide a narrative explanation of the company`s financial statements so that investors may see the company through the eyes of management and be able to analyze the quality of, and potential variability of, the company`s earnings and cash flow.
36. Please provide greater discussion of the reasons for the material changes in the line items. For instance, discuss why direct sales to retailers increased. Also, please compare the actual cost of goods sold, and gross profit for each period.
37. Please disclose the cash balance as of the most recent practicable date and disclose how long you can currently satisfy your cash requirements.
38. We note the two lines of credit. Name the institution(s) providing the lines of credit, disclose all material terms and file as exhibits. Disclose whether you are in compliance with all covenants, conditions and provisions.
39. Disclose the material terms of the note payable and file as an exhibit.
40. We note the delinquent payables. Discuss the impact these delinquencies could have upon your business operations.
41. Please revise your discussion of your operating results for each period after incorporating all of the accounting comments. In addition, rather than discussing operating expenses in total, please discuss each major classification of operating expense separately.
42. Please incorporate into the MD&A section the following items which are disclosed in other portions of the document:
* A discussion of your current production rate and your target break-even production rate.
* The fact that your financial statements contain a going concern qualification.
* Your planned use of the offering proceeds for future capital expenditures of $50,000, including the approximate time frame in which these purchases will likely be made.
* Your intention to substantially increase your sales and marketing and general and administrative expenses, as disclosed in your second risk factor.

Please revise your disclosures accordingly. In addition, please include a discussion of your critical accounting policies and estimates in the MD&A section.

Business
Background and Overview

43. We note the subsidiary was formed on November 19, 2003, a month before you, the parent company, were formed. Please explain.
44. Please update the amount advanced to Butte Creek as of the most recent practicable date. We note that the asset purchase and sale agreement provides for the entire payment to be made by December 31,
2004.
45. Please disclose any affiliation or relationship between Golden West, its officers, directors or affiliates and Butte Creek, its officers, directors or affiliates.
46. Please disclose the statutory exemption to be relied upon for the issuance of 200,000 shares of common stock in connection with the acquisition of Butte Creek.
47. We note that the amount of common stock to be issued in the acquisition is subject to a working capital adjustment. Please summarize the adjustment formula.
License

48. Please discuss the likelihood of obtaining a license for Golden
West Brewing Company, Inc. from the California Department of Alcoholic Beverage Control in light of what appears to be the revocation of License # 300345, issued to John C. Power, Brian E. Power, and Mark R. Power.
The U.S. Beer Industry
49. Please provide the date the New Brewer published the survey referenced in this section.

Development of Craft-Brewing Industry
50. Please provide the basis for the statement that "consumers have been drinking less (per capita consumption of beer has declined every year since 1990) but have been `trading up` to beers with more flavor and character."

Craft Beer Industry Segment
51. Please provide the source of the production volume and percent in
2003.

Ingredients and Raw Materials
52. Please name all principal suppliers. We note the disclosure that there is high demand and limited quantities of organic hops.

Sales and Distribution
53. Please name each major customer and disclose, individually, the percent of revenues attributable to each.

Trademarks and Intellectual Property
54. Please clarify the nature of your right to the Mt. Shasta Ale name. Were you assigned the name and website or simply assigned the right to use the name and website? The agreement should be filed as an exhibit. Also, please disclose Golden West`s potential liability for use of the "Mount Shasta Ale" beyond discontinuance of use.
55. Please disclose your use of the www.buttecreek.com domain.
Facilities
56. We note that a California Small Beer Manufacturer license (#409651), issued to Bison Brewing on May 7, 2004, lists 945 West 2nd
Street, Chico, California as the address for Bison Brewing. Please disclose whether Bison Brewing or any other entity possesses an ownership interest in the same facilities as Butte Creek. Employees and Consultants
57. Please update the number of employees as of the most recent practicable date.
58. Please disclose the amount spent during each of the last two fiscal years on research and development activities, as required by
Item 101(b)(10) of Regulation S-B.

Directors, Executive Officers and Key Employees
59. Please disclose the business of each company listed in this section, unless the business is clear from the name.
60. Please disclose the facts concerning the bankruptcy of Yellowstone Gateway Resorts LLC.
61. Explain to us supplementally Item 5.18 of the Asset Purchase
and
Sale Agreement, which states, "The Company has terminated the employment of all employees of the Business."
Director Compensation
62. Please revise your disclosure to include compensation for your chief financial officer, as your description for this section states that you do.
63. Please include the disclosure regarding the compensation paid to
the CEO of Butte Creek.
64. Please update your disclosure to cover compensation for the
2004
fiscal year.
Certain Relationships and Related Transactions
65. Update this section to the latest practicable date.
66. Please disclose the names of the four investors issued shares as described in this section. Also, disclose the date the shares were issued.
67. The purchase and subsequent sale of your existing facility, as disclosed in note 8 to the financial statements should be included in this section.
68. Please provide the address for each beneficial owner. The company`s address may only be used for executive officers and directors.
69. Please include Mr. Brian Power in the beneficial ownership table.
The Offering
70. Please include a description of the conditionality of the offering upon closing the Butte Creek acquisition, as disclosed elsewhere in the registration statement.
71. Please reconcile your statements within this section that you are selling Units, as opposed to common stock.
72. Please provide an analysis as to how each officer and director who will be participating in this offering meets the requirements of the safe harbor of Rule 3a4-1. Also, please provide the staff with your analysis, supplementally, as to why John C. Power, Brian Power, or J. Andrew Moorer should not be considered associated persons of broker-dealers due to their disclosed business activities. Description of Securities
73. The statement that "the issued and outstanding shares of common stock are validly issued, fully paid, and non-assessable" is a legal conclusion the company is not qualified to make. Either attribute these statements to counsel and file counsel`s consent to be named in this section, or delete the statement.
74. Please disclose the number of shares of common stock that could be sold pursuant to Rule 144, as required by Item 201(a)(2)(ii) of Regulation S-B.
Additional Information
75. Please provide the SEC address, as required by Item 101(c)(3) of
Regulation S-B.

Financial Statements - Golden West
76. We note that you have recorded a stock subscription receivable of
$22,500 at September 30, 2004, and also sold common stock for net proceeds of $22,000 in December 2004. Based on your description, these appear to be two separate transactions. As discussed in Staff
Accounting Bulletin Topic 4.E., a receivable relating to the sale of
stock should be classified as a deduction from stockholders`
equity
rather than an asset, unless the note is paid in cash prior to the date of the financial statements, and the date of such payment is disclosed in the notes to the financial statements. Please revise the financial statements and related disclosures accordingly.
77. We note that the advances made to Butte Creek were expensed by recording a full valuation allowance at each balance sheet date. We believe these amounts should be treated as an investment in Butte Creek rather than being written off. Please revise the financial statements and related disclosures accordingly.
78. In the cash flow statements for the period from inception through
September 30, 2004, and for the period from inception through December 31, 2003, your treatment of the stock issued in exchange for assets appears inconsistent with the disclosure in Note 1. Please revise the cash flow statement for each period to reflect this transaction as a non-cash activity in accordance with FAS 95.
79. In Note 1, in the paragraph regarding interim financial statements, please correct the reference made to changes in members`
deficit to match the language used in the financial statements.
80. Expand Note 3 to disclose the outstanding balance of the two loans with Ford Credit as of the balance sheet date.
81. In Note 9, you disclose the adoption of your 2004 Equity Incentive Plan in December 2004, stating that no options are currently outstanding under the plan, and that a total of 500,000 shares are reserved for future issuance. However, under the section titled Shares Eligible for Future Issuance in your Description of Securities, you state that there are currently outstanding options exercisable to purchase 200,000 shares. Please revise your disclosure as appropriate to clarify this discrepancy. If there are any options currently outstanding, please revise your financial statements to include all of the disclosures required by APB 25, FAS
123 and FAS 148.
Financial Statements - Butte Creek
82. Please expand your disclosure in Note 1 regarding your revenue recognition policy to address each of the criteria in SAB 104 as they pertain to your business.  Discuss significant terms of the
company`s
sales to distributors, including any return rights or other post-delivery obligations, and their impact on revenue recognition.
83. Please tell us whether you offer any customer incentives in connection with the purchase or promotion of your products, such as discounts, coupons, rebates, slotting fees, and other
consideration.
If so, please disclose the accounting treatment of these items in
a
footnote, including the statement of earnings line item in which each
of these types of consideration is included. If material, expand MD&A to discuss the impact of these items on current and future operations. See EITF 00-22 and 01-09.
84. Please expand your disclosure in Note 1 regarding inventories to
include your policies regarding excess and obsolete inventories.
We
note that in the risk factors, you state that your packaged beer has
a shelf life of 120 days, which may result in material losses from inventory write-downs. Disclose the amount of inventory written-off during each period presented and the financial statement line item that includes the expense.
85. Your disclosures regarding the gain on the sale of your
building
in Note 8 and in the cash flow statement are unclear.  Please revise
your disclosure to clarify how the sale of the property for
$400,000
resulted in cash proceeds of $320,684 and a net capital gain of $98,007, when the property was purchased for $208,009.
Pro Forma Financial Statements
86. Revise the pro forma presentation to reflect any revisions made to the financial statements of Golden West and Butte Creek as a result of the above comments.
87. Expand the notes to the financial statements to provide the disclosures required by paragraphs 51 and 52 of SFAS 141, including:
* the primary reasons for the acquisition and a description of factors that contributed to a purchase price that results in recognition of goodwill,
* the cost of the acquired entity and the major components of the purchase price, including the value assigned to the common stock and the basis for determining that value,
* a schedule showing the allocation of the purchase price to the assets and liabilities of the acquired company,
* the total amount assigned to any intangible asset class and the related amortization periods.

Tell us supplementally how you determined the allocation of the purchase price, including the methodology used to value assets and any identifiable intangible assets.

88. Supplementally clarify the treatment of the approximately $377,000 recorded to goodwill. Refer us to the specific accounting guidance that supports the treatment of the goodwill and related "valuation allowance." Explain to us why such a large portion of the purchase price was recorded to goodwill rather than to identifiable intangible assets. Describe the analysis performed by management to identify such intangible assets, and explain why Butte Creek`s trademarks, tradenames, customer lists and relationships, recipes and employment contracts or noncompetition agreements have not been recognized apart from goodwill. See paragraphs 39 and A14 - A28 of
SFAS 141.
89. The accumulated deficit for the combined entity should be equal to the accumulated deficit of the accounting acquirer, adjusted for any acquisition related charges that are nonrecurring in nature and that will be recorded in net income or loss within the 12 months following the transaction. Revise the pro forma presentation to clearly show the nature of adjustments made to the accumulated deficit of the acquirer. Revise the notes to explain each adjustment and, if necessary, the accounting guidance management relied upon in making such adjustment.
90. To the extent that any amortizable intangible assets are recorded, the pro forma statements of operations should include adjustments for the amortization expense that would have been recorded if the transaction had occurred at the beginning of each period presented. This pro forma income adjustment would not be reflected in the pro forma balance sheet. As such, intangible assets shown in the pro forma balance sheet would not be reduced for amortization.
91. Please ensure that all intercompany balances and transactions are eliminated, if applicable, after you have made the requested revisions. For example, your current pro forma disclosure appears to include losses resulting from the valuation allowances against the advances to Butte Creek.
Part II
Recent Sales of Unregistered Securities
92. Provide the disclosure required by Item 701(b) of Regulation
S-B.
Identify the persons or class of persons who purchased the securities.
93. We note your reliance upon Section 4(2) as an exempt from registration for each transaction. Indicate the facts and circumstances relied upon to make the exemption available for each transaction. See Item 701(d) of Regulation S-B. We may have further comment.
94. Please break down the type and amount of consideration received in the December 2003 transaction.
95. Please provide the disclosure required by Item 701 of Regulation
S-B for the options issued by the company.
Exhibits
96. Please file as exhibits the executed copies of the Articles of Incorporation, Bylaws, Fund Escrow Agreement and the Asset Purchase and Sale Agreement. The escrow agreement should include the fee terms and those terms should be disclosed in the prospectus. Investor Subscription Agreement
97. We note the statement that the execution of the subscription agreement is an irrevocable offer to purchase the number of shares stated. Advise us how, under applicable state law, the offer to subscribe to purchase shares can legally be an irrevocable offer to purchase those shares. We may have further comment.
Legal Opinion
98. Please explain the statement that the legality opinion relates to
"...the sale of 1,000,000 shares or Common Stock..."
99. Revise your legality opinion to indicate that opinion opines upon
Delaware law including the Delaware Constitution, all applicable provisions of the statutory provisions, and reported judicial decisions interpreting those laws.
100. We note the statement that counsel is licensed to practice law in Colorado and not licensed in the state of Delaware. Counsel may not qualify the opinion as to jurisdiction.
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Carlton Tartar at (202) 824-2847 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 824-5532, or Pamela Howell, who supervised the review of your filing, at (202) 942-1954.

						Sincerely,



						John Reynolds, Assistant Director
						Office of Emerging Growth Companies


cc:	Clifford L. Neuman
	Fax:  (303) 449-1045




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Golden West Brewing Company, Inc.
January 14, 2005
Page 1